Exhibit (a)(7)

John V. Faraci	INTERNATIONAL PAPER
Chairman and Chief Executive Officer	6400 POPLAR AVENUE
MEMPHIS, TN 38197 USA

T 901 419 7150
F 901 419 4633
john.faraci@ipaper.com
June 6, 2011
PERSONAL & CONFIDENTIAL
Mr. Doyle R. Simons
Chairman & CEO
Temple-Inland, Inc.
1300 South Mopac Expressway
Austin, TX 78746
Dear Doyle:
International Paper is very disappointed by your Board’s rejection of our proposal to acquire Temple-Inland for $30.60 per share in cash, which represents a 44% premium to your market price at noon EDT today ($21.21). We continue to believe that our proposal represents a highly attractive offer for Temple-Inland and fairly rewards your shareholders for potential future operational and cyclical improvement as well as the potential synergies in a combination of our two businesses. Given the complete lack of interest expressed by your Board’s unanimous rejection of our proposal, we are compelled to take our offer directly to your shareholders.
Following our initial proposal communicated by telephone on May 17th and our face-to-face discussion on May 26th, we did not receive a substantive response until June 4th — almost three weeks after our initial contact. We believe your refusal to engage in discussions with us reflects an unrealistic view of the outlook for your portfolio of businesses, especially given the slow growth of the packaging industry and the low likelihood of a meaningful rebound in building products for at least the next several years.
The Temple-Inland recovery program referenced in your letter, including your focus on ROI, Box Plant Transformation I & II, the current industry dynamics and the cost structure of your building products operation, are already, in our judgment, fully reflected in your share price. Our ability to provide a cash offer at more than a 40% premium to market reflects not only the quality and fundamentals of your existing business, but also a very substantial portion of the significant cost savings that would result from the combination of the businesses and that are not otherwise available to you — and it gives all of that value to your shareholders immediately in cash, while ensuring a fair return for our own stockholders. After all, based on the information available in the public domain, the highest analyst forecast for your share price in the next 12-18 months is $29 per share.
Our offer is also at a price well above other relevant data points. Based on analyst consensus estimates, the offer multiple of 9.2x 2011E EBITDA (including $385 million timber monetization liability as well as $828 million of net debt including minority interest, both of which we believe are correct) is materially above that paid by us to Weyerhaeuser for their corrugated packaging business and that paid by Rock-Tenn to Smurfit-Stone. As the two most recent transactions in this sector, we disagree with your characterization that these two transactions are not comparable to our proposal. In fact, our valuation fully accounts for the fundamental differences between your company and these two other companies as reflected by the very significant premium in our proposal.
It is important to underscore that since January 2008 your return to shareholders, including reinvested dividends, has been only 6% per year. In that context, our proposal allows your shareholders to realize today, in cash, all of the potential future benefits that you may, or may not, deliver through cyclical and operational improvement.
This is the right time for you and the Temple-Inland Board to reconsider our proposed transaction. The economic recovery is slow. This in turn implies a slow recovery in packaging markets and box demand. In addition, the continued difficult housing market conditions mean that it is highly unlikely that your building products segment will be able to deliver significant earnings improvement, at least for the next few years. It would be in the best interests of Temple-Inland and your customers, employees, shareholders and other constituents for you to accept our proposal in a mutually beneficial negotiated transaction.
Your characterization of the regulatory issues in your letter is incorrect. We have studied these issues very thoroughly with the assistance of outside, independent experts. We believe we can obtain all required approvals, and we would be able to demonstrate this to you if you simply agreed to engage with us. We have also suggested repeatedly that a simple confirmatory due diligence process would lead to achieving the best price for your shareholders. We could complete our confirmatory due diligence and finalize the terms of a transaction in a few days.
In order to move forward quickly, we have retained Evercore Partners and UBS Investment Bank as our financial advisors and Debevoise & Plimpton as our legal advisor, which, alongside our senior management, have already completed extensive analysis and due diligence based on publicly available information. We have also obtained a debt financing commitment from UBS Investment Bank in an amount sufficient to consummate this transaction.
International Paper is committed to a transaction with Temple-Inland. Given the substantial value represented by our offer and the unique benefits of a transaction with us, we are confident that Temple-Inland’s shareholders will support our proposal. We have taken the step of making this letter public to explain directly to your shareholders our proposal, our actions and our commitment. Your refusal to engage with us will only further delay the ability of your shareholders to receive the substantial value represented by our all-cash offer.
We are ready to meet with you and your team immediately to discuss next steps toward achieving a friendly, negotiated transaction.
Yours sincerely,
/s/ John V. Faraci